

07003919


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrook Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Ste. 850
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Luzzatto (310)656-4281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt, LLP
(Name – *if individual, state last, first, middle name*)

1601 Cloverfield Blvd., Ste. 300, Santa Monica CA 90404
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Jon P. Schotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrook Capital Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached loose leaf certificate

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of LOS ANGELES } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 27TH (Date) day of FEBRUARY (Month), 2007 (Year), by

(1) ______________________ (Name of Signer),

☒ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

______________________ Signature of Notary Public


S. YULOFF
Commission # 1530680
Notary Public - California
Los Angeles County
My Comm. Expires Dec 29, 2008

ATTACHED DOCUMENT BEARS SEAL EMBOSSMENT

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDIT REPORT

Document Date: 01/01/06 - 12/31/06 Number of Pages: 2

Signer(s) Other Than Named Above: NONE

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH., D.C.
186
SECTION

SAYBROOK CAPITAL CORP.

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 2006 AND 2005

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2006 AND 2005
TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.


HOLTHOUSE CARLIN & VAN TRIGT LLP

Independent Auditors' Report

To the Board of Directors of
Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp., a Delaware corporation, as of December 31, 2006 and 2005, and the related statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin + Van Trigt LLP
Santa Monica, California
February 26, 2007

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 301 North Lake Avenue, Suite 300, Pasadena, CA 91101
18401 Von Karman, Suite 200, Irvine, CA 92612 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

SAYBROOK CAPITAL CORP

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

Assets

	2006	2005
Current assets		
Cash and cash equivalents	$ 190,790	$ 201,238
Restricted cash held on behalf of affiliate	-	3,355
Marketable security, at fair market value	129,000	120,000
Total current assets	319,790	324,593
Property and equipment		
Furniture and equipment	28,161	64,107
Leasehold improvements	7,451	7,451
Total property and equipment	35,612	71,558
Less: accumulated depreciation and amortization	(35,612)	(71,558)
Net property and equipment	-	-
Other assets		
Due from affiliates, net	250	594
Notes receivable	27,278	35,435
Total other assets	27,528	36,029
Total assets	$ 347,318	$ 360,622

Liabilities and Shareholders' Equity

	2006	2005
Current liabilities		
Accounts payable and accrued expenses	$ -	$ 9,925
Cash held on behalf of affiliate	-	3,355
Total current liabilities	-	13,280
Commitments and contingencies (Notes 5 and 6)		
Shareholders' equity	347,318	347,342
Total liabilities and shareholders' equity	$ 347,318	$ 360,622

See notes to financial statements.

SAYBROOK CAPITAL CORP

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue		
Investment advisory fee income	$ -	$ 53,739
Interest income	2,900	1,253
Other income	1,026	1,245
Total revenue	3,926	56,237
Operating expenses		
Dues and subscriptions	987	732
Insurance	1,119	989
Professional fees - accounting	5,682	15,574
Professional fees - legal	-	623
Office expenses	221	107
NASD filing fees	4,120	3,449
Telephone	21	47
Total operating expenses	12,150	21,521
Income (loss) before California Franchise tax	(8,224)	34,716
California Franchise tax	800	938
Net income (loss) before comprehensive loss	(9,024)	33,778
Adjustments for comprehensive income:		
Unrealized gain on marketable security	9,000	3,735
Comprehensive income (loss)	$ (24)	$ 37,513

See notes to financial statements.

SAYBROOK CAPITAL CORP

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-In	Retained	Unrealized Gain on	Total Shareholders'
	Shares	Amount	Capital	Earnings	Investment	Equity
Balance, December 31, 2004	9,999	$ 10	$ 288,990	$ 2,079	$ 18,750	$ 309,829
Net comprehensive income	-	-	-	33,778	3,735	37,513
Balance, December 31, 2005	9,999	10	288,990	35,857	22,485	347,342
Net comprehensive income (loss)	-	-	-	(9,024)	9,000	(24)
Balance, December 31, 2006	9,999	$ 10	$ 288,990	$ 26,833	$ 31,485	$ 347,318

See notes to financial statements.

SAYBROOK CAPITAL CORP

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net comprehensive income (loss)	$ (24)	$ 37,513
Adjustments to reconcile net comprehensive income (loss) to net cash provided by (used in) operating activities:		
Unrealized gain on marketable security	(9,000)	(3,735)
Due (to)/from affiliates	344	(594)
Accounts payable and accrued expenses	(9,925)	(299)
Net cash provided by (used in) operating activities	(18,605)	32,885
Cash flows from investing activities:		
Proceeds from note receivable	8,157	5,826
Net cash provided by investing activities	8,157	5,826
Change in cash and cash equivalents	(10,448)	38,711
Cash and cash equivalents		
Beginning of year	201,238	162,527
End of year	$ 190,790	$ 201,238
Supplemental disclosures of cash flow information:		
Cash paid during the year for state income taxes	$ 800	$ 938
Cash paid during the year for interest expense	$ -	$ -

See notes to financial statements.

SAYBROOK CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a specialty investment advisor, with an emphasis in structured finance and public finance, including underwritings, restructurings and workouts, and financial advisory services for both taxable and tax-exempt securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD).

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined by client agreements. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Property, Equipment and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years, or, for leasehold improvements, the term of the lease, if shorter. Equipment, furniture and leasehold improvements were fully depreciated as of April 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for state income taxes of 1.5% of taxable income. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (see Note 8).

For the year ended December 31, 2005, the Company had one client which accounted for more than 87 percent of its revenue. The Company generated no investment advisory fee income for the year ended December 31, 2006.

NOTE 3. NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15% payable semi-annually on March 1 and September 1. The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable (collectively, the Notes). In 2006 and 2005, the Company received $8,157 and $5,826, respectively, which was booked as a reduction in the notes receivable. Due to the uncertainty of the collection of the note, no interest income is being recorded.

NOTE 4. MARKETABLE SECURITY

In May, 2004, the Company purchased 150,000 units of Tremisis Energy Acquisition Corp for $ 97,515. As of December 31, 2006, the fair market value of this investment was $129,000. The Company recognized an unrealized gain on marketable security of $9,000 and $3,735 in 2006 and 2005, respectively, in the accompanying statement of shareholders' equity.

NOTE 5. OFFICE LEASE

In 2003, the Company, which leases office space under an operating lease, expanded its existing premises. The Company entered into an additional operating lease which matures February 29, 2008 and extended its existing lease to the same date of maturity. The Company's affiliates utilize the lease facilities. The leases require monthly rental payments of $20,576 and $8,076, which increase annually on December 1 and June 1, respectively, by 3% per annum. The Company is a signatory to this lease, however, an affiliate of the Company makes the lease payments and incurs the rent expense. As of December 31, 2006 and 2005, all required lease payments have been made by the affiliate.

NOTE 5. OFFICE LEASE (Continued)

Future annual noncancelable rental commitments are as follows:

2007	$	386,348
2008		65,886
Total	$	452,234

NOTE 6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2006, the Company had net capital of $248,786, which exceeded the minimum requirement ($100,000) by $148,786 and had an aggregated indebtedness to net capital ratio of .00 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 7. RESTRICTED CASH

The Company had a 1% general partner interest in BEMHO-2 Limited Partnership (the "Partnership"). This Partnership was formed to acquire bonds secured by property in Blythe, California. The shareholders of the Company also own limited partner interests in the Partnership. The Company's initial investment was $3,000. The Partnership was dissolved in 2001 and cash of $5,151 was transferred to the Company, to hold on behalf of the Partnership to pay for future expenses relating to the dissolution. The remaining cash at December 31, 2005 of $3,355 is shown on the statements of financial condition as restricted cash held on behalf of affiliate and was distributed in full as of December 31, 2006.

NOTE 8. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services in 2006 or 2005.

SAYBROOK CAPITAL CORP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2006

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference Increase (Decrease)
Total Shareholders' Equity	$ 347,318	$ 347,318	$ -
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Note receivable	27,278	27,278	-
Other assets	250	250	-
Total Non-Allowable Assets	27,528	27,528	-
Net capital before haircuts	319,790	319,790	-
Haircuts on securities	51,600	51,600	-
Undue concentration	19,404	19,404	-
Net capital	$ 248,786	$ 248,786	$ -
Total Aggregated Indebtedness	$ -	$ -	$ -
Minimum Net Capital - 6 2/3% of A.I.	$ -	$ -	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 148,786	$ 148,786	
Excess Net Capital at 1000%	$ 248,786	$ 248,786	
Ratio of Aggregated Indebtedness to Net Capital	0.00 to 1	0.00 to 1	

See notes to financial statements.

SAYBROOK CAPITAL CORP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2006

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

SAYBROOK CAPITAL CORP

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2006

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.



Holthouse Carlin & Van Trigt LLP

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 301 North Lake Avenue, Suite 300, Pasadena, CA 91101
18401 Von Karman, Suite 200, Irvine, CA 92612 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hotthe Cali + Van Zwight LLP

Santa Monica, California
February 26, 2007

END